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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*



                     COLOROCS Information Technologies, Inc.
-------------------------------------------------------------------------------
              (Name of Issuer)


                           Common Stock, No Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   196807 30 9
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                     Frank J. Hanna, Jr., Route 1 Box 424-A,
                    Summerville, Georgia 30747 (770) 974-9849
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                December 19, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

--------------------------------------                                   ----------------------------------
CUSIP NO.        196807 30 9                                             PAGE    2      OF     4     PAGES
          ----------------------------                                        ---------    ---------
--------------------------------------                                   ----------------------------------

-----------------------------------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            FRANK J. HANNA, JR.

-----------------------------------------------------------------------------------------------------------

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a) [ ]                        (b) [ ]

-----------------------------------------------------------------------------------------------------------
 3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------

 4        SOURCE OF FUNDS*

            AF

-----------------------------------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [ ]

-----------------------------------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------------------------------------
                       7         SOLE VOTING POWER
     NUMBER OF
      SHARES                     117,500
                    ---------------------------------------------------------------------------------------
   BENEFICIALLY       8          SHARED VOTING POWER
     OWNED BY
       EACH                        0
                    ---------------------------------------------------------------------------------------
     REPORTING        9          SOLE DISPOSITIVE POWER
      PERSON
       WITH                       117,500
                    ---------------------------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                   0
-----------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            117,500
-----------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

            [ ]
-----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.6%
-----------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          IN
===========================================================================================================

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                          AMENDMENT NO. 6 TO STATEMENT
                      PURSUANT TO RULE 13D-1 AND RULE 13D-2
                      OF THE GENERAL RULES AND REGULATIONS
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

         The following item of the Schedule 13D of Frank J. Hanna, Jr. (the "Reporting Person") relating to the Common Stock, no par value (the "Common Stock") of Colorocs Information Technologies, Inc. (the "Company") is amended to the extent indicated below.

Item 5.        Interest in Securities of the Issuer.

         Item 5 is deleted in its entirety and amended by adding the following:

         (a) The Reporting Person is the beneficial owner of 117,500 shares of Common Stock, or approximately 5.6% of the 2,114,794 shares of Common Stock outstanding as of November 12, 1997, after giving effect to the sale of an aggregate of 32,500 shares of Common Stock described in (c) below.

         (b) After giving effect to the sales described in (c) below, the following is the number of shares of Common Stock for which the Reporting Person has:

         (i)   sole power to vote or direct the vote:  117,500

         (ii)  shared power to vote or direct the vote:  none

         (iii) sole power to dispose of or to direct the disposition of: 117,500

         (iv)  shared power to dispose of or to direct the disposition of: none

         (c) The Reporting Person sold on the dates indicated below the number of shares of Common Stock at the prices per share (excluding commissions) indicated below, which sales were effected in open market transactions.

     Date                    Number of Shares                   Price
     ----                    ----------------                   -----

December 3, 1997                 1,500                         $ 1.50

December 4, 1997                 1,000                         $ 1.50

December 19, 1997               30,000                         $ 1.3125

         (d)   Not applicable.

         (e)   Not applicable.

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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 1997




                                   /s/ Frank J. Hanna, Jr.
                                   --------------------------------------------
                                   FRANK J. HANNA, JR.

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